FORM 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940.

Name and Address of Reporting Person* Correio Jon A	2. Issuer Name and Ticker or Trading Symbol ELST				Relationship of Reporting Person to Issuer (Check all Applicable) X Director _______ 10% Owner X Officer (give title below) _____ Other (specify below) Secretary/Treasurer
(Last) (First) (Middle) 2409 W. 16th Ave.	3. IRS Identification Number of Reporting Person at an entity (Voluntary)			4. Statement for (Month/Year) 02/2002
(Street) Kennewick WA 99337				5. If Amendment; Date of Original (Month/Year)	7. Individual or Joint/Group Filing (check applicable line) X Form Filed by One Reporting Person ____Form Filed by more than One Reporting Person
(City) (State) (Zip)	Table 1 – Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3,4 and 5)			5. Amount of Securities Beneficially Owned at end of Month (Instr. 3 & 4)	6. Ownership Forum Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	V	Amount	(A) or (D)	Price

*If the form is filed by more that one Reporting Person see Instruction 4(b)(v).

FORM 4
(Continued)

Table II – Derivative Securities Acquired, Disposed of, or Beneficially Owned
(e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/Day/Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed (D) (Instr. 3,4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10. Owner-ship of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V
							Date Exercisable	Expiration Date	Title	Amount of Number of Shares
					(A)	(D)
OPTIONS Right to buy		02/11/02	E			15,000	2/12/99	2/11/02	Common	15,000	$0.44
OPTIONS Right to buy	$0.44	02/15/02	A		25,000		2/15/02	2/14/05	Common	25,000	$0.44
OPTIONS Right to buy												55,000	D

Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

/s/ JON CORREIO March 7, 2002

__________________________________ _______

** Signature of Reporting Person Date